Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice of Annual General Meeting and Explanatory Memorandum

Time and Date of Meeting:	9:00 am (AEDT) on Wednesday 29th November 2023 Registration from 8:30 am

Location:	Level 3, 62 Lygon Street, Carlton, Victoria, 3053

Voting ahead of attending the Meeting

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 9:00 am (AEDT) Monday, 27th November 2023. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via www.investorvote.com.au/Login using the control number of 133344.

If you wish to appoint a proxy other than the Chairman to attend the meeting in person, please contact the Company Secretary, Mr Phillip Hains, by email at info@alteritytherapeutics.com, with subject header: “Attention to Company Secretary”, at least 2 business days before the meeting so appropriate arrangements can be made.

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF 2023 ANNUAL GENERAL MEETING

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the 2023 Annual General Meeting of Alterity Therapeutics Limited (“the Company” or “Alterity”) will be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 on Wednesday, 29th November 2023 at 9:00 am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 4 of this Notice of Annual General Meeting.

Shareholders who are unable to attend the Annual General Meeting can watch it live via a listen only webcast at https://bit.ly/ATH-AGM-2023. Shareholders will not be able to ask questions or vote via the listen only webcast. Shareholders can send questions ahead of the meeting to we-aualteritytherapeutics@we- worldwide.com by Friday 24 November 2023.

ORDINARY BUSINESS

2023 Annual Reports

To receive and consider the 2023 Annual Financial Statements of the Company in respect of the year ended 30 June 2023 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2023 Annual Financial Statements.

Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

“THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2023 as disclosed in the Directors’ Report is adopted.”

A voting exclusion statement applies to this Resolution. Please see below.

Resolution #2 – Re-Election of Director – Mr. Peter Marks

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Peter Marks, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Resolution #3 – Re-Election of Director – Mr. Lawrence Gozlan

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT Mr. Lawrence Gozlan, a Director of the Company, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

NOTICE OF 2023 ANNUAL GENERAL MEETING

Resolution #4 – Ratification of prior issue of shares (Placement March 2023)

To consider and, if thought fit, pass as an ordinary resolution, the following:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 23,479,200 fully paid ordinary shares at A$0.0076 (0.76 Australian cents) per share to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Annual General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

SPECIAL BUSINESS

Resolution #5 – Approval of 10% Placement Facility

To consider and, if thought fit, pass the following as a special resolution:

“THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to issue equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum which accompanied and formed part of this Notice of Annual General Meeting.”

A voting exclusion statement applies to this Resolution. Please see below.

Further details in respect of these Resolutions are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board:

Mr Phillip Hains
Company Secretary
Alterity Therapeutics Limited

Dated: 31 October 2023

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Annual General Meeting.

NOTICE OF 2023 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Voting Prohibition Statements

Resolution #1 – Non- binding resolution to adopt Remuneration Report

A vote on this Resolution must not be cast (in any capacity) by or on behalf of either of the following persons:

(a)  a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)  a Closely Related Party of such a member.

However, a person (the voter) described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(c)  the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or

(d)  the voter is the Chair and the appointment of the Chair as proxy:

(i)   does not specify the way the proxy is to vote on this Resolution; and

(ii)  expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

Voting Exclusion Statements

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of the Resolution set out below by or on behalf of the following persons:

Resolution #4 – Ratification of prior issue of shares (Placement March 2023)

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person.

Resolution #5 – Approval of 10% placement facility	The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person.

However, the voting exclusions for Resolutions 4 and 5 do not apply to a vote cast in favour of the Resolution by:

(a)  a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)  the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)  a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)   the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

NOTICE OF 2023 ANNUAL GENERAL MEETING

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)    one proxy if the Shareholder is only entitled to one vote; and

(b)   one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-         online by visiting www.investorvote.com.au

-         by returning a completed Proxy Form by post to: Computershare Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-         by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-         for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

Subject to the restrictions set out in the Notice, the Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of theCorporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 27 November 2023 at 7:00 pm (AEDT) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolutions 5 is proposed as special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(“the Company”)

2023 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (“this Memorandum”) accompanies and forms part of the Company’s Notice of the 2023 Annual General Meeting (“Meeting”) to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 on Wednesday, 29 November 2023 at 9:00 am (AEDT). The Notice of the 2023 Annual General Meeting (“the Notice”) incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2023 Annual Reports

The 2023 Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2023 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2023 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2023 Annual Financial Statements.

The Company’s 2023 Annual Financial Statements are set out in the Company’s 2023 Annual Report which can be obtained from the Company’s website, www.alteritytherapeutics.com or upon request to the Company Secretary by email to phillip@thecfo.com.au or to the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote on whether to adopt the Remuneration Report for the year ended 30 June 2023.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies. Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive annual general meetings (“AGM”) (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2022 Annual Financial Statement was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event 25% or more of the votes that are cast at the 2023 AGM are against the adoption of the 2023 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2023 Remuneration Report, shareholders should be aware if there is a ‘no’ vote of 25% or more for the same resolution at the 2023 AGM it may result in the re-election of the Board. The Remuneration Report is contained within the 2023 Annual Report.

You may access the Annual Report by visiting the Company’s website www.alteritytherapeutics.com.

EXPLANATORY MEMORANDUM

Resolution #2: Re-Election of Director – Mr. Peter Marks

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except the Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr. Peter Marks retires by rotation and, being eligible, offer himself for re-election. A biography for Mr Marks is set out below:

Mr. Peter Marks has served as a director of our Group since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that has, over several years, focused on developing and commercializing a range of devices in the respiratory and medicine space.

For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa.

Mr. Marks is currently Chairman of Newburyport Partners, a boutique corporate and capital markets advisory firm specializing in advising and raising capital for a range of small to mid-cap companies. Mr. Marks was until March 31, 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business.

Mr. Marks is also a non- executive director of Electriq~Global Ltd, an unlisted public company developing a novel and safe hydrogen fuel storage and transportation system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies as well as a non-executive director (until August 2022) of Nyrada Inc, which is developing several pre-clinical non-oncology projects focusing on the cardiovascular and TBI space, and which was listed on ASX in January 2020.

Mr Marks is also a director of listed resources company Iris Metals Ltd. which listed on ASX in September 2021. He has also served as a non- executive director of ASX listed company, Elsight Ltd from January 2020 until end September 2021.From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to the position of Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm.

EXPLANATORY MEMORANDUM

From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities.

Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Laws degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from The Scottish School of Business at the University of Edinburgh. Mr. Marks currently serves as a director on ASX and Nasdaq listed companies, Noxopharm Ltd from March 2016, Nyrada Inc from March 2018 until August 2022, Iris Metals Ltd from December 2020, and ASX listed, Evergreen Lithium, since March 2022. Mr. Marks served as director of Elsight Ltd and Nyrada Inc. in the last 3 years.

Resolution #3 – Re-Election of Director – Mr. Lawrence Gozlan

At each AGM of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except the Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr. Lawrence Gozlan retires by rotation and, being eligible, offer himself for re-election. A biography for Mr Gozlan is set out below:

Mr. Lawrence Gozlan has served as a director of our Group since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX and NASDAQ listed drug development company, and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Resolution #4 – Ratification of prior issue of shares

Resolution 4 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the 23,479,200 fully paid ordinary shares at an issue price of A$0.0076 (0.76 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company, raising approximately A$178,442 before costs.

The shares were issued on under the placement capacity available to the Company under ASX Listing Rule 7.1A and an Appendix 2A for the issue of the shares was released to ASX on 16 March 2023. The Company obtained shareholder approval to make issues under the placement capacity available under ASX Listing Rule 7.1A at its 2022 Annual General Meeting held on 11 November 2022.

EXPLANATORY MEMORANDUM

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1 and Listing Rule 7.1A.

If shareholders pass Resolution 4 then the fully paid ordinary shares the subject of Resolution 4 will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The fully paid ordinary shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 4 then the fully paid ordinary shares the subject of Resolution 4 will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The securities were issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.

●	The total number of securities issued was 23,479,200 fully paid ordinary shares.

●	The shares issued have the same terms and rights as, and rank equally with, the Company’s other fully paid ordinary shares.

●	The shares were issued on 15 March 2023 and an Appendix 2A was released to ASX on 16 March 2023.

●	The shares were issued at $0.0076 (0.76 cents) per share.

●	Approximately A$178,442 was raised from the issue of the shares the subject of Resolution 4. Funds raised have been, or will be, used to further research and development activities and provide on-going working capital.

●	A voting exclusion for Resolution 4 is contained in the Notice accompanying this Memorandum.

●	The Directors unanimously recommend shareholders vote in favour of Resolution 4.

SPECIAL BUSINESS

Resolution #5 – Approval of 10% placement facility

1.	General

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity as at the date of the Notice.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). Equity securities under the 10% Placement Facility may only be issued for cash consideration. The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital.

EXPLANATORY MEMORANDUM

If shareholders pass Resolution 5, the Company will be able to issue up to the number of equity securities under the 10% Placement Facility for cash in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below). If Resolution 5 is not passed by shareholders then the Company will not be able to issue Equity Securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 5 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this resolution.

2.	Description of ASX Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

(b)	Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue one class of quoted equity securities, being fully paid ordinary Shares.

(c)	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may issue or agree to issue, during the 12-month period after the date of the 2023 AGM, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than Exception 9, 16 or 17;

(B)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 Exception 9 where:

●	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

●	the issue of, or agreement to issue, the convertible securities was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(C)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

●	the agreement was entered into before the commencement of the relevant period; or

●	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

EXPLANATORY MEMORANDUM

(D)	plus the number of partly paid shares that became fully paid in the 12 months;

(E)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(F)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that has not been subsequently approved and ratified by shareholders under ASX Listing Rules 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days on which trades in that class were recorded immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (A) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires on the earlier to occur of:

(A)	the date that is 12 months after the date of the AGM at which the approval is obtained; or

(B)	the date and time of the subsequent AGM after the AGM at which the approval is obtained; or

(C)	the date and time of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(10% Placement Period).

3.	ASX Listing Rule 7.1A

The effect of Resolution 5 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

EXPLANATORY MEMORANDUM

Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days on which trades in that class were recorded immediately before:

(A)	the date on which the price at which the equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(B)	if the equity securities are not issued within 10 trading days of the date in paragraph (A) above, the date on which the equity securities are issued.

(b)	If Resolution 5 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted. Indicative examples of the potential dilutive impact of the issue of equity securities under the 10% Placement Facility is shown in the below table.

(c)	There is a risk that:

(A)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(B)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the Deemed Price (defined below).

EXPLANATORY MEMORANDUM

		Dilution
Number of Shares on Issue (Variable ‘A’ in Listing Rule 7.1A.2)*		Shares issued – 10% voting dilution	Deemed Price
			$0.0035	$0.0070	$0.0105
			50% decrease	Issue Price	50% increase
			Funds Raised
Current	2,439,897,618	243,989,762	$853,964	$1,707,928	$2,561,893
50% increase	3,659,846,427	365,984,643	$1,280,946	$2,561,893	$3,842,839
100% increase	4,879,795,236	487,979,524	$1,707,928	$3,415,857	$5,123,785

*	Please note that the current number of shares on issue shown above is correct at the date of the Notice.

The table has been prepared on the following assumptions:

(i)	The share figures are as at close of trade on 10 October 2023;

(ii)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(iii)	No unlisted options are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A;

(iv)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(v)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(vi)	The price of ordinary securities is deemed for the purposes of the table above to be $0.007, being the closing price of the Company’s listed securities on ASX 10 October 2023 (Deemed Price). The Deemed Price is indicative only and does not consider any discount to market that the securities may be placed at; and

(vii)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(d)	The Company will only issue and allot the equity securities during the 10% Placement Period.

(e)	The Company may only seek to issue the equity securities under the 10% Placement Facility for cash consideration. The Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) upon issue of any equity securities.

EXPLANATORY MEMORANDUM

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the equity securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

(f)	The Company most recently obtained approval for the 10% Placement Facility at its 2022 AGM.

In the 12 months prior to the Meeting, the Company has issued an aggregate of 23,479,200 equity securities (ordinary shares) under the 10% Placement Facility approved by shareholders at the 2022 AGM. These aggregate of 23,479,200 equity securities issued in the 12 months preceding the Meeting represent less than 1% of the total number of equity securities on issue in the Company (being 3,275,806,077 total equity securities comprising 2,416,418,418 ordinary shares and 859,387,659 unlisted options) at the commencement of the 12 month period preceding the Meeting (being 29 November 2022).

The issues, including anticipated issues, of securities by the Company in the 12 months prior to the Meeting are set out below:

Date of issue	15 March 2023
Number issued	23,479,200
Total consideration received	AUD 178,442 before costs, being an issue price of AUD 0.0076 per share
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company.
Discount	Shares issued at $0.0076 per share. Closing price on date of issue of $0.008. 5% discount.
Use of funds raised	Funds raised are to be used for working capital and to progress research and development activities. Amount raised: $178,442 Amount spent: $0 Amount remaining: $178,442

(g)	A voting exclusion statement is included in the Notice. At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities, and it is not proposed to do so between the date of the Notice and the date of the Meeting. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

Alterity THERAPEUTICS

Alterity Therapeutics Limited
ABN 37 080 699 065

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:00am (AEDT) on Monday, 27 November 2023.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com/au and select "Printable Forms".

Lodge your Proxy Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

You may elect to receive meeting-related documents, or request a particular one, in electronic or physical form and may elect not to receive annual reports. To do so, contact Computershare.

Samples/000001/000002

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Alterity Theraputics Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Alterity Theraputics Limited to be held at Level 3, 62 Lygon Street, Carlton, VIC 3053 on Wednesday, 29 November 2023 at 9:00am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention in step 2) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Non-binding resolution to adopt Remuneration Report	☐	☐	☐
Resolution 2	Re-Election of Director – Mr. Peter Marks	☐	☐	☐
Resolution 3	Re-Election of Director – Mr. Lawrence Gozlan	☐	☐	☐
Resolution 4	Ratification of prior issue of shares (Placement March 2023)	☐	☐	☐
Resolution 5	Approval of 10% Placement Facility	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number	Email Address

ATH 304349A

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